AMHN, INC.

August 30, 2011

Ms. Anne Nguyen Parker, Branch Chief
Securities and Exchange Commission

Re:          AMHN, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 28, 2011
File No. 0-16731

Dear Ms. Parker:

AMHN, Inc. ("AMHN" or the "Company") is providing this letter to you in response to your comment letter dated August 16, 2010 related to our Preliminary Information Statement filed with the Commission on July 28, 2011 (the "Pre-14C").  Your comments are listed herein with our responses immediately following:

General

1.           We note that the reverse stock split is a requirement to the consummation of the agreement and plan of merger with VitaMedMD.   We also note that you are increasing your authorized common stock capital so that you can issue shares to complete your merger with VitaMedMD.  Revise your filing to furnish the information required pursuant to Items 11, 13 and 14 of Schedule 14A pursuant to Item 1 of Schedule 14C.  Please see Note A to Schedule 14A.

We have amended the Information Statement to include the information required pursuant to Item 11; to that extent we have added information on page 7 to include a description of the Company's capital stock.

We have amended the Information Statement to include the information required pursuant to Items 13 and 14; to that extent we have added a new section entitled "Acquisition of VitaMedMD, LLC" beginning on 9.  We have provided the audited financial statements for VitaMed for years ended December 31, 2010 and 2009 as Exhibit C, the unaudited financial statements for six months ended June 30, 2011 as Exhibit D, the unaudited consolidated proforma financial statements as if the Company had closed the VitaMed transaction as of December 31, 2010 and June 30, 2011, respectively, as Exhibit E."

Ms. Anne Nguyen Parker, Branch Chief
August 30, 2011
Page Two

2.           Please disclose in tabular format the following information, reflecting numbers both before and after the reverse split and the increase in authorized shares:
• the number of shares of common stock authorized
• the number of shares of common stock issued and reserved for issuance
• the number of shares of common stock authorized but not issued or reserved forissuance.

Please also include the number of shares of common stock to be issued or reserved for issuance pursuant to the merger with VitaMed.

We have included a table on page 7 that sets forth in tabular format the above-requested information.

Forward-Looking Statements

3.           Please remove the references to the safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act.  These safe harbors are not applicable to issuers of penny stock.

We have deleted, the section entitled "Forward-Looking Statements" in its entirety.

Regarding our comments herein, we acknowledge the following:

    • The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

    • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

    • The Company may not assert staff comments s a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AMHN, Inc.

/s/ Jeffrey D. Howes

Jeffrey D. Howes
President